swn
Southwestern Energy®

Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES CAPITAL PROGRAM AND GUIDANCE FOR 2011

Focused on Maximizing Returns from Low-Cost Operations and Enhancing the Value of Midstream Assets in 2011

Company Provides Update on Marcellus Shale Operations

Houston, Texas – December 16, 2010...Southwestern Energy Company (NYSE: SWN) today announced its planned capital investment program and guidance for 2011. The company's total capital investment program in 2011 is planned to be approximately $1.9 billion, down from approximately $2.1 billion in 2010. The company's 2011 capital program includes approximately $1.6 billion for its exploration and production segment, $225 million for its midstream segment and $60 million for corporate and other purposes.

"Our large inventory of high-return wells in the Fayetteville Shale gives us the ability to have profitable growth in today's price environment and our economies of scale in the play enable us to enjoy one of the lowest cost structures in the industry. The continued focus on keeping our costs low and adding the maximum value for each dollar we invest are the keys to success in 2011," stated Steve Mueller, President and Chief Executive Officer of Southwestern Energy.

"Our 2011 capital investment program continues to be dominated by our position in the Fayetteville Shale. Our plan for the Fayetteville Shale during the year is to transition from earning our acreage position by drilling first wells in new sections and optimizing well spacing to more drilling on multi-well pads which will result in faster drilling times. We currently plan to start the year with 13 operated horizontal rigs in the Fayetteville Shale and exit the year drilling with 11 rigs. We are currently operating one rig in the Marcellus Shale and will increase to two rigs by year-end 2011. As a result, our 2011 production is expected to be in a range of 465 to 475 Bcfe, which is an increase of approximately 18% compared to our expected 2010 levels."

"While we continue to believe that the long-term fundamentals for natural gas are very good, we are entering the new year with gas prices at lower levels than what we saw at the beginning of 2010. Our 2011 capital program is flexible, and we have the ability to adjust as market conditions change throughout the year. All of our 2011 investments are expected to be funded through our cash flow and borrowings on our revolving credit facility, and our debt-to-total capitalization ratio is expected to remain approximately 30% through 2011. In addition, our Board of Directors has recently approved the first steps for evaluating the possible future monetization of our Midstream gathering assets. Our low-cost operations, our position in a world-class play and our ability to be flexible

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in today's price environment give us the opportunity to create significant value for our stockholders in 2011," stated Mueller.

The following tables provide annual forecast information for 2011, as compared to projected 2010 results, for capital investments and the gross and net well counts (including wells operated by others) for each of the company's operating areas.

| | Capital Investments | |
	Projected 2010	Forecast 2011
	(in millions)	
Fayetteville Shale Play	$ 1,300	$ 1,150
East Texas	150	20
Appalachia	140	265
New Ventures	140	170
Arkoma Basin	15	10
Midstream Services	270	225
Corporate & Other	85	60
Total Capital Investments	**$ 2,100**	**$ 1,900**

| | Gross Well Count | | Net Well Count | |
	Projected 2010	Forecast 2011	Projected 2010	Forecast 2011
Fayetteville Shale Play	653	530-540	412	340-350
East Texas	27	8-10	17	2-3
Appalachia	12	40-45	10	35-40
Arkoma Basin	8	--	1	--
New Ventures	--	2	--	2
Total Well Count	**700**	**580-600**	**440**	**380-400**

Southwestern expects to participate in approximately 580 to 600 total gross wells (480 to 500 operated) in 2011, compared to an estimated 700 total gross wells in 2010 (approximately 575 operated). The company's 2011 net well count will be approximately 380 to 400 wells compared to approximately 440 net wells in 2010.

In 2011, Southwestern plans to participate in approximately 530 to 540 gross wells in the Fayetteville Shale play, 440 to 450 of which will be operated. Average drilled lateral length per operated horizontal well in the Fayetteville Shale play is expected to increase to approximately 4,800 feet, up from an average of approximately 4,400 feet projected for 2010. The company also expects that the average time to drill to total depth from re-entry to re-entry will decrease in 2011 to approximately 9.5 days from approximately 11.0 days projected for 2010. The company is projecting average completed well costs of $2.8 million per well for 2011. Approximately 60 of the operated wells in 2011 are planned to be the first well drilled in a section compared to approximately 220 operated wells projected for 2010. Approximately 2.3 wells per drilling pad are planned in 2011, compared to approximately 1.8 wells per drilling pad projected for 2010.

In the Marcellus Shale play in Pennsylvania, the company plans to begin the year drilling with one operated rig and end the year with two operated rigs. Southwestern plans to participate in a total of 40 to 45 gross wells, all of which will be operated. In

East Texas, the company expects to participate in approximately 8 to 10 gross wells, two of which will be operated and targeting the James Lime formation. Southwestern also plans to invest approximately $170 million in various other unconventional, exploration and New Ventures projects in 2011, which includes drilling two operated wells.

Of the approximate $1.6 billion E&P capital budget for 2011, $1.2 billion (or 72%) will be invested in development and exploratory drilling, $50 million in seismic and other geological and geophysical (G&G) expenditures, $145 million in leasehold and $255 million in capitalized interest and expenses and other equipment, facilities and technology-related expenditures.

Southwestern Issues Guidance for 2011

Southwestern is targeting total gas and oil production of 465 to 475 Bcfe, up approximately 18% over the company's expected 2010 levels. Approximately 410 to 420 Bcf of the 2011 targeted gas production is projected to come from the company's activities in the Fayetteville Shale play, up from the 2010 projected production of approximately 346 to 349 Bcf.

As of December 16, 2010, the company had NYMEX hedges in place on notional volumes of 128.6 Bcf of its 2011 projected natural gas production hedged through fixed price swaps and collars at a weighted average floor price of $5.43 per Mcf. The company's projected results for 2011 are as follows:

Estimated Production by Quarter in 2011

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full-Year 2011
Total Production (Bcfe)	109 - 111	115 - 117	119 - 121	122 - 126	465 - 475

Estimated E&P Pricing Deductions in 2011 ($ per Mcfe, except for fuel charges)

Average Basis Differential	$0.10 - $0.20
Average Transportation Charge	$0.25 - $0.30
Average Fuel Charge	0.50% - 1.00%

Estimated E&P Operating Expenses in 2011 (assumes $4.50 per Mcf gas price)

Lease Operating Expenses	$0.88 - $0.92
General & Administrative Expense	$0.32 - $0.36
Taxes, Other Than Income Taxes	$0.14 - $0.18

Other Operating Income and Expenses in 2011 (assumes $4.50 per Mcf gas price)

Midstream Operating Income ($ in millions)	$225 - $230
Net Interest Expense ($ in millions)	$37 - $38
Income Tax Rate (90% - 95% Deferred)	39.0%
Weighted Average Diluted Shares Outstanding (in millions)	350

Assuming a NYMEX commodity price of $4.50 per Mcf of gas for 2011, the company is targeting net income of $555 to $565 million and net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure; see

"Explanation and Reconciliation of Non-GAAP Financial Measures" below) of $1,615 to $1,625 million in 2011. The company expects its operating income to approximate $960 to $970 million and its net income plus interest, income tax expense, depreciation, depletion and amortization (also known as EBITDA, a non-GAAP measure; see "Explanation and Reconciliation of Non-GAAP Financial Measures" below) to be approximately $1,660 to $1,670 million in 2011. The company has also provided additional price scenarios and their corresponding estimated financial results for 2011 in the table below:

NYMEX Commodity Prices	Net Income	Operating Income	Net Cash Flow [1]	EBITDA [1]
$4.00 Gas	$460 - $470 Million	$800 - $810 Million	$1,460 - $1,470 Million	$1,500 - $1,510 Million
$4.50 Gas	$555 - $565 Million	$960 - $970 Million	$1,615 - $1,625 Million	$1,660 - $1,670 Million
$5.00 Gas	$660 - $670 Million	$1,125 - $1,135 Million	$1,770 - $1,780 Million	$1,825 - $1,835 Million

    (1) Net cash provided by operating activities before changes in operating assets and liabilities and EBITDA are non-GAAP measures; see Explanation and Reconciliation of Non-GAAP Financial Measures below.

Current Update on Marcellus Shale Operations

In 2010, the company has drilled 12 horizontal wells in Northeast Pennsylvania targeting the Marcellus Shale. Three of the horizontal wells located in the Greenzweig area were placed on production on November 19th and each are currently producing at daily gross rates of 5.9 to 6.8 MMcf per day with flowing tubing pressures ranging from 1,722 to 1,848 psi. Currently, there are four horizontal wells and one vertical well on production with two additional horizontal wells in the initial flowback stage after fracture stimulation and gross daily production from all wells in the Greenzweig area is approximately 30 MMcf per day. Southwestern expects that a total of seven horizontal wells and one vertical well will be producing from the area by year-end.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles 2011 forecasted net cash provided by operating activities before changes in operating assets and liabilities with 2011 forecasted net cash provided by operating activities.

| | 2011 Guidance | | |
| | NYMEX Commodity Price Assumption | | |
	$4.00 Gas $70.00 Oil	$4.50 Gas $70.00 Oil	$5.00 Gas $70.00 Oil
	($ in millions)		
Net cash provided by operating activities	$1,460-$1,470	$1,615-$1,625	$1,770-$1,780
Add back (deduct):			
Assumed change in operating assets and liabilities	--	--	--
Net cash flow	$1,460-$1,470	$1,615-$1,625	$1,770-$1,780

EBITDA is defined as net income plus interest expense, income tax expense, depreciation, depletion and amortization. Southwestern has included information concerning EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the company's profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies. Net income is a financial measure calculated and presented in accordance with generally accepted accounting principles. The table below reconciles 2011 forecasted EBITDA with 2011 forecasted net income.

| | 2011 Guidance | | |
| | NYMEX Commodity Price Assumption | | |
	$4.00 Gas $70.00 Oil	$4.50 Gas $70.00 Oil	$5.00 Gas $70.00 Oil
	($ in millions)		
Net income attributable to SWN	$460-$470	$555-$565	$660-$670
Add back:			
Provision for income taxes	294-300	355-361	422-428
Interest expense	38-39	37-38	35-36
Depreciation, depletion and amortization	705-710	705-710	705-710
EBITDA	$1,500-$1,510	$1,660-$1,670	$1,825-$1,835

Southwestern Energy Company is an integrated company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**
Executive Vice President
and Chief Financial Officer
(281) 618-4803

Brad D. Sylvester, CFA
Vice President, Investor Relations
(281) 618-4897

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas and oil (including regional basis differentials); the company's ability to fund the company's planned capital investments; the company's ability to transport its production to the most favorable markets or at all; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the economic viability of, and the company's success in drilling, the company's large acreage position in the Fayetteville Shale play, overall as well as relative to other productive shale gas plays; the impact of federal, state and local government regulation, including any legislation relating to hydraulic fracturing, the climate or over the counter derivatives; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's future property acquisition or divestiture activities; the impact of the adverse outcome of any material litigation; the costs and availability of oil field personnel, services, drilling supplies, raw materials, and equipment; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; conditions in capital markets, changes in interest rates and the ability of the company's lenders to provide it with funds as agreed; credit risk relating to the risk of loss as a result of non-performance by the company's counterparties and any other factors listed in the reports the company has filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see the reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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